UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Health Benefits Direct Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42220V107
(CUSIP Number )

March 31, 2008
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42220V107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cumberland Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,696,879
	6	SHARED VOTING POWER 1,493,880
	7	SOLE DISPOSITIVE POWER 3,696,879
	8	SHARED DISPOSITIVE POWER 1,493,880
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,190,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [See Item 2(a)]*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON* OO, IA

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:
Health Benefits Direct Corporation (the "Issuer")
Item 1(b)	Address of Issuer's Principal Executive Offices:
150 North Radnor-Chester Rd. Radnor Financial Center, Suite B101 Radnor, Pennsylvania 19807
Item 2(a)	Name of Person Filing:

This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, seven securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Barry A. Konig, Steven D. Morrow, Bradley H. Gendell and Brian L. Frank are the members (the "Members") of Cumberland Associates LLC. The number of shares beneficially owned by Cumberland Associates LLC set forth herein does not include 15,000 shares beneficially owned by one or more Members in individual personal accounts.

Item 2(b)	Address of Principal Business Office:
The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.
Item 2(c)	Citizenship:
Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.
Item 2(d)	Title of Class of Securities:
Common Stock (the "Shares")
Item 2(e)	CUSIP Number:
42220V107
Item 3	Not applicable

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of March 31, 2008, Cumberland Associates LLC may be deemed the beneficial owner of 5,190,750 Shares, comprised of (i) 3,696,870 Shares and (ii) warrants to purchase 1,493,880 Shares (the "Warrants").

Item 4(b)	Percent of Class:

The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes 12.1% of the total number of Shares outstanding, based upon a total of 42,770,264 Shares outstanding, equal to the sum of (i) 35,026,384 Shares issued and outstanding as of March 14, 2008, as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and 6,250,000 issued and outstanding pursuant to the Prospectus Supplement No. 8 to Prospectus dated June 1, 2007 and (ii) 1,493,880 Shares issuable upon exercise of the Warrants.

Item 4(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
3,696,879
(ii) Shared power to vote or to direct the vote:
1,493,880
(iii) Sole power to dispose or to direct the disposition of:
3,696,879
(iv) Shared power to dispose or to direct the disposition of:
1,493,880
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See Item 2(a)
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8	Identification and Classification of Members of the Group:
Not Applicable
Item 9	Notice of Dissolution of Group:
Not Applicable
Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

CUMBERLAND ASSOCIATES LLC

By:	/s/ Gary G. Tynes
	NAME	Gary G. Tynes
	TITLE	Managing Member/Chief Operating Officer/Chief Financial Officer